Exhibit 99.11

June 30, 2021

Scott A. Kelly, M.D., Chairman of the Board

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

cc: Board of Directors

Dear Dr. Kelly,

We, the undersigned, are long-term stockholders of CytoDyn, Inc, (“CYDY” or the “Company”). We are steadfast believers in the tremendous potential of the Company’s drug, Leronlimab, to treat HIV, cancer and autoimmune diseases. We believe that if the Company is successful in receiving US Food and Drug Administration (FDA) approval for Leronlimab, many lives will be saved, and tremendous value will be created for the Company’s stockholders.

We firmly believe that CYDY is deeply undervalued and that management and the Company’s Board of Directors (the “Board”) have mishandled their stewardship of Leronlimab, thereby failing to capitalize on significant opportunities to unlock substantial value for all shareholders. As a result of their mismanagement, the Company continually posts sizeable losses despite the tremendous potential of Leronlimab.

CYDY’s growth hinges on the immediate success of Leronlimab. The tenures of CYDY’s Chief Executive Officer, Nader Pourhassen, and its Chairman/Chief Medical Officer, Dr. Scott Kelly, have been marked by consistent failure to meet FDA expectations, leading to a poor and unsalvageable relationship between CYDY and its primary regulator. CYDY needs leadership that can obtain regulatory approval for the drug in an expedient fashion in order to generate significantly improved financial results and, in turn, drive enhanced value of every stockholder’s investment.

For the past seven years, we have remained patient with CYDY’s leadership as they have continued to promise FDA approval for Leronlimab is just around the corner. During this time, we have sought to be constructive investors, attempting to work with management to help solve the Company’s issues, yet they have continually refused to accept advice from highly qualified professionals outside of their inner circle. Over recent months, it has become clear that the Company has made virtually no progress in addressing the significant managerial and operational deficiencies that have destroyed stockholder value and led to unacceptable delays.

CYDY needs a new direction. For the above reasons, and as described in our formal nomination notice delivered to the Company today, we are nominating five highly qualified director candidates for election at the 2021 annual meeting. We believe these candidates’ experience and skill will help lead the Company to vastly improved performance and that they will institute better corporate governance practices at CytoDyn.

Despite its recent problems, CYDY is fundamentally a great company with promising future prospects. Leronlimab is an extraordinary drug—a powerful monoclonal antibody therapy that has the advantage of having relatively few side effects, lower toxicity and less frequent dosing requirements, as compared to other drug therapies currently in use to treat HIV. We believe that Leronlimab has the potential for multiple other therapeutic indications, including as a treatment for various forms of cancer. We want to see Leronlimab brought to market as quickly as possible and are frustrated with CYDY’s failure to receive FDA approval. We believe that with new leadership and the appropriate execution, CYDY can obtain FDA approval and commence commercial sales of Leronlimab, finally generating revenues for shareholders.

With the oversight of our director nominees, we believe that the Company can achieve this primary goal and generate significant value for all shareholders.

We are confident you will find the slate of professionals we are nominating to be incredibly well-qualified to serve as directors of the Company. Our nominees—Dr. Thomas Errico, Dr. Bruce Patterson, Paul Rosenbaum, Dr. Peter Staats and Melissa Yaeger—are among the most respected leaders in the relevant fields of medicine, regulatory oversight and corporate finance, and would bring fresh perspectives to the Board. Our nominees are committed to providing effective, fact-based oversight to both management and the drug development process. Our nominees include candidates who have strong working relationships with the FDA and have significant experience navigating the FDA’s regulatory landscape. We believe that this slate of director nominees can lead CYDY to becoming a truly world-class pharmaceutical company.

We, together with a group of other like-minded stockholders, have filed a Schedule 13D with the Securities and Exchange Commission. Collectively this group, together with our nominees, owns approximately 7.7% of the outstanding shares of the Company. This group counts among its members medical doctors and seasoned businesspeople, some with extensive experience managing and marketing pharmaceutical and biotechnology companies. They share our belief in the broad benefits of Leronlimab and the great potential that is currently locked up inside CYDY.

Change is badly needed at CYDY. Our nominees have the experience and ability needed to drive that change. We are available to discuss the foregoing and are willing to explore a mutually agreeable solution to put CYDY on a better course.

Best Regards,

Paul Rosenbaum
Art Wilmes
Jeff Beaty

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